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                                                            Exhibit Number (99)
                                                            To 3/31/97 Form 10-Q


Barry G. Hastings
Annual Meeting Remarks
April 15, 1997

  Thanks Bill and Good Morning. Through 107 years of providing outstanding service to clients worldwide, Northern Trust has built leading market positions in two core businesses. We enjoy a diverse and profitable business mix that we believe is unmatched in the industry. This morning I'll share with you how we have strengthened our market positioning over the past year in these core businesses and also how we are poised to seize growth opportunities going forward. But first I'll take a few minutes to review our 1996 and first quarter 1997 financial performance.

  1996 was our ninth consecutive year of record earnings and a year unmatched for new business wins in both our corporate and personal businesses. The corporation earned net income of almost $259 million - an 18% increase from a year ago. Trust fees, which constitute half of our revenue base of $1.3 billion, grew 17% during the year. Trust assets increased 27% to $779 billion at year end. Strong revenue growth coupled with well-managed expenses and excellent credit quality drove this exceptional performance. We achieved a 4% spread between revenue growth of 12% and expense growth of 8% which allowed our revenue growth to have a direct and significant impact on bottom line profitability. As we go forward, our success in expense management continues to be an integral component of our strategic business planning. But we also remain firmly committed to funding those areas with strong revenue growth opportunities.

  Growth in all of Northern's revenue sources contributed to our success in exceeding our strategic financial targets. Earnings per share increased 19%, well above our minimum target of 10%. Return on equity was 18.6%, solidly within our 18%-20% target range, and we achieved $1.56 of revenue for each $1.00 of noninterest expense - well above the $1.50 objective we have had for many years. I am pleased to announce that today we are raising our sights. Going forward, our goal will be to earn $1.60 for each $1.00 of noninterest expense.

  As Bill indicated, the momentum of 1996 has carried into 1997 with excellent first quarter results. Net income rose 17% to a record $71.7 million. Trust fees, which account for almost half of total revenues, grew 10%, and foreign exchange had an exceptional quarter with 64% growth from the same period last year. In addition, solid loan growth, of $1.4 billion, fueled net interest income which grew 12%. This strong performance on the revenue side resulted in total revenue growth of 11%.

  We made excellent progress against all our financial targets in the first quarter. Earnings per share were up 19%, well ahead of our minimum of 10%. Return on Common Equity of 19.9% reached the high end of our target range. And our 1st quarter productivity ratio of 157% exceeded our prior goal and is progressing toward our newly revised goal of 160%.
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  Now for the next 20 minutes or so, I want to share a few comments with you on the condition of our businesses and opportunities for our continued growth. It's a good story and one that you, as shareholders, should genuinely enjoy.

  As most of you are aware, we compete as a top-tier provider in both our personal and our corporate & institutional markets. Our focused commitment to these businesses has been critical as the importance of technology continues to escalate. On the corporate and institutional side, substantial investments in leading-edge technology have built a strong platform that allows rapid development in key areas of client interest such as risk management and consulting. Our Passport system, now being actively used by almost 300 clients, provides access to decision support tools and worldwide financial information from a single on-line desktop tool. Our large outlay in technology, which exceeds $600 million over the last five years, is now being leveraged by our personal businesses through the development of the Northern Relationship Network. This national network will streamline our client servicing and informational capabilities and improve operational effectiveness in all of our locations.

  From our goal to meet client expectations for wide ranging investment strategies and rapid information needs, we have evolved into a complex and expansive operations and systems organization. Using large computer databases, processing huge transaction volumes and controlling the flow of enormous dollar movements, our operations team, which today totals over 2,800 people, provides accurate and timely account information to clients all over the globe.

  From time to time when we attempt to put in perspective the breadth and depth of our operations worldwide, the numbers become so stunning that they are nearly beyond comprehension. However, if we convert the macro numbers to other comparisons, the true enormity of our daily accomplishments is much clearer. For example, we set up on our system each minute of each working day of the year one totally new asset, adding to our collective asset base which currently totals just under 500,000 marketable and non-marketable assets.

  We produce reports in enormous numbers today. If all of the reports that were produced in 1996 were stacked one on top of the other, they would be more than twice as high as Mount Everest, and 44 times as high as the Sears Tower. Last year, we produced and mailed to our clients 17,000,000 statements, reports, benefit checks, and letters - roughly 1% of the total amount of mail handled by the Chicago Post Office in all of 1996. And finally, while we are a $22 billion bank, because of this large processing and custody component, more than $90 billion of cash and securities pass through the Northern each business day... over 4 times the size of our bank.

  Northern's investment management business benefited significantly in 1996 from strong equity markets around the world. Northern's consultative approach to investment management complements industry trends such as the globalization of the financial markets, greater focus on risk evaluation and management, and the increasing preference of investors to use fewer managers. Assets under management for personal and institutional clients rose $25 billion in 1996 to over $130 billion. This places Northern among the largest, and fastest growing, investment managers worldwide. Northern's

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mutual funds have also made good progress. Through our Benchmark Funds, for our institutional clients, and our Northern Funds, for our personal clients, we now offer a total of 35 no-load funds which are priced daily and meet a wide range of investment objectives. We offer domestic and international equity and fixed income funds, tax-exempt funds, and money market funds. Over the past three years, our mutual funds have grown to almost $13 billion in assets and make up the 12th largest bank mutual funds complex in the country. And some of the country's top performing funds were in our complex during 1996. In particular, our Technology Fund which was organized last April became the number one ranked Science and Technology fund for the 3rd quarter of 1996. Also, our Growth Income Equity fund ranked in the top 15% of all such comparable funds for 1996. Our fixed income performance remains among the nation's best in the 3, 5, 7, and 10 year timeframes. And our active management of cash continues to grow dramatically. We are currently managing on average approximately $75 billion daily which makes us one of the country's largest cash managers. Our team of cash managers has consistently produced top-tier results.

  As a result of our highly focused business strategy and investment in our core businesses, Northern is capturing a significant share of the growth in these markets. Overall annualized new business fees for 1996 exceeded $100 million, a record year by over $25 million. For example, to give you an idea of the new business momentum in our personal business, in 1996, excluding any new business booked in our Wealth Management group, which focuses on families with assets in excess of $100 million, we acquired 41 new pieces of recurring fee business from around the country, each involving assets of over $50 million. Never in our history have we booked so many large accounts. And while our major focus continues to be on the fee side of our businesses, net interest income derived from loans is extraordinarily important to our success. Through a client focused approach, we provide financial and credit products to our targeted market segments. Thousands of fee-based clients from both our personal and corporate business units use these credit products. And while our loan growth has been impressive, growing 13% in 1996, we continue to maintain exceptional credit quality. At the end of 1996, nonperforming assets to total loans were two-tenths of 1% on loans outstanding of $11 billion which placed us #1 in our peer group of the largest 35 U.S. banks. It is this combination of net interest income from quality loans and fee revenues that drives our total relationship strategy, and ultimately, our superior corporate return on equity.

  In our Corporate & Institutional business, we administer and manage global investment asset pools for corporate and institutional clients worldwide. In September, we introduced a new positioning of our products and services for the corporate and institutional market. MasterSource positions Northern as a premier provider of "integrated solutions from one trusted source." As clients increasingly look to fewer providers to do more, Northern is able to offer a comprehensive array of retirement plan, global, investment, treasury management, credit, and risk management products and services. Recent mergers and acquisitions in the financial services industry have changed the landscape for the Corporate and Institutional Services business. Likewise, a number of players have exited the business for reasons such as lack of scale, costs associated with technology investment, and strategic focus. All of these changes have presented increased opportunities for Northern and contributed to our record new business results.

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  In the third quarter, First Chicago NBD announced its intention to exit the master trust and institutional custody business, joining Harris Bank and Continental/BOA who had exited this business earlier, and First Chicago named Northern the preferred provider for its clients. We have been very successful in meeting new business goals from targeted First Chicago NBD clients. To date, clients with over $30 billion in assets and representing approximately $8 million in annualized recurring fees have selected Northern as their custodian. We have also been successful in winning business from other providers who have exited the business. Among our largest new clients in 1996 were some very recognizable names: State of Maine, AT&T, United Airlines, Whirlpool, IBM Netherlands and Bank of Botswana.

  In the Corporate & Institutional unit, we are focused on the growth opportunities in three inter-related areas of business - Retirement Services, Investment Services, and International. Northern Trust and our subsidiary Northern Trust Retirement Consulting, formerly known as Hazlehurst & Associates, provide consulting and administration services for both defined contribution and defined benefit plans. Demographic trends in the United States point to strong growth in retirement assets. Plan sponsors from both the private and public sectors can look to Northern to provide a broad range of retirement services including plan consulting, design, communication, actuarial, trust and custody, recordkeeping, benefit payment and participant services. Central to our success is technology, and Northern has built a comprehensive servicing platform which we have named RetirementSource and which is delivered through Passport. With RetirementSource, both the plan sponsor and Northern can readily access recordkeeping and benefit payment information.

  Northern Trust's broad range of investment service capabilities provides products and services for every phase in the management of investment programs - plan design, implementation, monitoring and evaluation. Rather than focusing on promoting specific investment products, Northern takes a consultative approach to assessing client needs and implementing solutions. As investment products become more complex, the need for investment monitoring tools is increasing. In response to clients' needs, Northern has developed on-line risk management capabilities such as Alerts, which was the first of its kind in the industry. Securities Lending is another significant fee-generating capability for Northern's investment services group. Northern now has traders in Chicago, London, and Hong Kong lending in excess of $40 billion in securities daily.

  Many Corporate & Institutional clients are now taking advantage of the wide range of investment management services Northern Trust offers both through internally developed capabilities and through high quality manager-of-manager programs structured by Northern Trust Global Advisors, formerly known as RCB International, which we acquired in 1995.

  Internationally, we have an attractive and expanding client base in 20 countries across Asia, Africa, Europe, the Middle East and Canada. This global client base represents a diverse population including pension funds, fund managers, insurance companies, central banks and governments. Northern's strong credit ratings and long-standing reputation for risk management position us favorably for growth in our key markets, perhaps most of all internationally. In 1996, we expanded our global presence by opening an office in Singapore, enabling us to offer our clients 24 hour foreign exchange coverage.

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  Perhaps surprising to you, we are currently the eighth largest U.S. bank in foreign exchange trading revenues. Over the past five years, this revenue source has experienced average annual growth of 28% and has become a very important component of our revenue mix. One of the keys to Northern's success in this area has been our ability to leverage off the growth of our global custody assets which increased 27% in 1996 to $108 billion.

  We are servicing these global clients through our strong and growing subcustodian network in 70 countries throughout the world and have plans to add another 13 countries in 1997.

  Personal Financial Services is our other core business. We believe we have a one-of-a-kind strategy of marketing trust, investment management and private banking services to individuals in targeted high growth, affluent markets. This strategy brings together the key elements of people, product range, delivery, marketing and focus. Within each of these Northern enjoys competitive advantages.

  Our reputation is outstanding in this business, and enables us to attract and, most importantly, retain professionals of the highest caliber. Our people have many years of professional experience and they are actively involved and well-known in their communities. We continue to strongly encourage all of our vice-presidents & above who have client relationship responsibilities to become actively involved in at least one philanthropic, cultural, social, or educational organization of their choosing. Over the years, this has returned wonderful dividends for our employees, the charitable organizations involved, and our company.

  The quality and range of products that we offer stand out in the industry. Northern has the capability to manage and administer non-traditional investments such as closely-held businesses, complex partnerships, and structured investments. And, as today is April 15, we are filing over 36,000 fiduciary, partnership, and income tax returns for individuals and trust beneficiaries. We believe we prepare more fiduciary and income tax returns than any other bank in the country. These special skills, along with a full range of more traditional banking, investment and fiduciary products, enable us to service clients throughout their lives.

  We are strategically located where the demographics are very favorable and the demand is strong for our distinguishing "high touch" service style. Our full range of expertise is available on site in each of our locations and that is unique in our industry. Our trust administrators, private bankers, new business officers, tax experts, and portfolio managers work as a team to ensure total client satisfaction. Unrivaled service delivery is imperative and is enhanced by facilities which are truly superior, quite nontraditional, and consistent with our image as the bank of choice for our targeted market.

  We are effective in building professional referral networks of estate planning attorneys, accountants and financial planners, but our best source of referrals for new business always has been and continues to be our satisfied clients. We blend this more traditional avenue of new business development with a unique style of marketing. For example, we host hundreds of targeted events each year throughout the country where we invite clients and prospects to meet and listen to well-known authors, philosophers,

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entertainers, and political commentators and frankly, to just get another good
"booster shot" of our unique banking/personal trust relationship approach. These varied events have proven to be highly effective in building client loyalty as well as attracting new business. With almost $35 million in new recurring fee business, 1996 turned out to be PFS's most successful year and our leverage of new business vs. business distributed or terminated reached 4 to 1 in 1996 - for the first time ever; that is $4.00 of new business for every $1.00 of lost business. This puts us at the very top of our peer group.

  And because this core business generates more than half of total corporate revenues, it receives significant senior management attention. For example, the members of our management committee with client responsibilities spend a disproportionate amount of time with both clients and prospects of this business - with each of us having specific objectives for 350 active calls each year.

  Our franchise today spans five states, each of which is profitable. In fact, in 1996, and listen carefully, the net income generated from our banks outside of Illinois was over $58 million. That is substantially more than the net income for the entire corporation just 10 years ago. We now have a total of 60 office locations, and currently administer over $85 billion of trust assets for individuals, with $50 billion of that under our investment direction. In 1996, these assets under management grew by 21%. This past year saw our franchise expand with six new office locations. Among these was our acquisition in November of Bent Tree National Bank in Texas. This acquisition filled a critical need for us in the rapidly growing North Dallas area. And while on Texas, I should add that we earned over $4 million there last year. This state has far surpassed the financial models we used when deciding to enter Texas in 1989; it continues to have excellent momentum.

  We plan to continue our expansion program by further penetrating our existing markets and by expanding our network of locations. In 1997, we have already opened new offices in Montecito and LaJolla, California and Tampa, Florida. We have also scheduled office openings for later this year in NW Tucson, Arizona and the Doral section in Miami, Florida. The following slides show some of our newer offices added since our last annual meeting:

     1. Sun City West, AZ (opened 4/96)
     2. East Valley (Mesa), AZ (opened 11/96)
     3. Winnetka, Illinois (new facility 11/96)
     4. Chicago South, Illinois (new facility 11/96)
     5. Montecito, CA - new in 1/1997
     6. Tampa (opened 1997)

  Wealth Management, which I referred to earlier, is another important Personal Financial Services business. Headquartered in Chicago, it addresses the complex financial needs of families who utilize multiple money managers and have assets exceeding $100 million. This group had an exceptional year in 1996 with assets under administration growing 42% from $15 billion in 1995 to more than $22 billion. Total revenues grew 27% and there was a comparable growth in the number of families served. We now have 140 families from all over the nation and several foreign countries who benefit from the sophisticated technology of Northern's master trust and global custody businesses as well as the

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fiduciary, banking, investment management, and tax expertise of the Personal
Financial Services business.

  Northern remains firmly committed to meeting the diverse needs of the communities it serves. This commitment to our overall community development program was further strengthened in December when our Illinois bank became the first bank in the country to receive regulatory approval of its Community Reinvestment Act (CRA) Strategic Plan. Effective January 1, this three year plan outlines goals for affordable and conventional mortgages in low- and moderate-income census tracts, lending to small businesses, and community development loans. We know we will have help in accomplishing these goals, since we have developed relationships over the years with over 50 neighborhood-based community development organizations in Chicago and its suburbs.

  Northern's nationwide bank network also takes part in a variety of community development initiatives ranging from participating in lending consortia for housing and small businesses in Florida and California to taking a leadership role in the revitalization of a historic district in downtown Phoenix. We are truly committed to helping build stronger communities through involvement by the corporation and our employees.

  Our core businesses are growing rapidly and require significant investment of capital, but the strength of our earnings generates equity capital in excess of projected needs. We are currently repurchasing common shares to manage our capital position and to enhance shareholder return. In 1996, the stock buyback continued with 4.1 million shares being repurchased. In November, 1996, your Board of Directors increased the stock buyback authorization by another 4.2 million shares, and in the first quarter of 1997, we repurchased 445 thousand of those shares.

  Northern also marked 100 consecutive years of dividends paid to investors in 1996 and increased the annual dividend 16% to $0.72 per share. This record of consistent performance has been achieved by only a few of America's strongest businesses. 1996 was the ninth straight year that the dividend has been increased to keep pace with earnings growth. This dividend increase combined with the 2 for 1 stock split in December demonstrates our continued confidence and positive outlook for the future.

  Reflecting the strong earnings growth, the stock price rose 30% during 1996, on top of a 60% rise in 1995 and well ahead of the overall market. Northern Trust's consistent performance over the years is evident in the stock price which has had an average annual growth rate of 24% during this decade. This is in line with the Keefe 50 bank index and well ahead of the S&P 500 which grew an average of 14% annually over the same period.

  In summary, 1996 marked the ninth consecutive year of record earnings for the corporation and 1997 is off to an excellent start. Our confidence in Northern's strategic opportunities continues to be high and our business development momentum has never been stronger. We are optimistic that we can continue to deliver a consistently strong operating performance to you, our shareholders. Finally, on behalf of Bill and our senior management team, I thank you and our Board of Directors for your continued confidence in us. And now, I'll turn the podium back to Bill.

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